UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                Schedule 14D-9/A

                  SOLICITATION/ RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                            (Name of Subject Company)

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                      (Name of PERSON(S) FILING STATEMENT)

              COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $1.00
                         (Title of Class of Securities)

                                    337400105
                      (Cusip Number of Class Of Securities)

                  NEIL KOENIG, INTERIM CHIEF FINANCIAL OFFICER
             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                 125 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 949-1373
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications on Behalf of
                         THE PERSON(s) FILING STATEMENT)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421


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                                TABLE OF CONTENTS

       Item 9. Exhibits.
       Signature
       Exhibit (a)(2)



                                  INTRODUCTION

This Amendment No. 1 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission by First Union Real Estate Equity and Mortgage Investments ("First Union") on December 8, 2003. The purpose of this Amendment No. 1 to the Schedule 14D-9 is to include a joint press release issued by First Union and FUR Investors LLC ("FUR"), dated December 10, 2003, as Exhibit (a)(2). All other information is unchanged.

The information set forth in the Schedule 14D-9 filed December 8, 2003 is incorporated by reference in this Amendment No. 1 to the Schedule 14D-9 in Items 1 through 8.

Item 9. Exhibits.

Exhibit No.             Description

         (a)(1) Letter to Shareholders dated December 8, 2003.*

         (a)(2) Joint Press Release issued by First Union and FUR dated December 10, 2003.

--------------
*Previously filed.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               FIRST UNION REAL ESTATE EQUITY
                               AND MORTGAGE  INVESTMENTS

                                By: /s/ Neil Koenig
                                    ---------------
                                      Name: Neil Koenig
                                      Title: Interim Chief Financial Officer

Dated December 10, 2003

22062.0001 #449181